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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.



                                PETSEC ENERGY LTD
                                 ACN 000 602 700

                             ANNUAL GENERAL MEETING
                                   19 MAY 2005


Good morning ladies and gentlemen, and welcome to the 37th Annual General Meeting of Petsec Energy shareholders.

Petsec achieved substantial growth in 2004 which has positioned your Company for a period of further expansion in 2005 and beyond.

The New Year has started well for the Company - including our much improved opening quarter performance and the recent Main Pass 19 gas discovery.

In 2004, our gas production, operating cash flow and reserves were all substantially higher than the previous year.

Production of 5.7 billion cubic feet of gas equivalent (Bcfe) from our USA operations was up 26%, cash operating margin rose 30% to US$25.8 million and estimated proved and probable reserves of recoverable oil and gas were up 26% at year end to 29.4 Bcfe.

Profit for the year was A$15.8 million, representing 13.3 cents per share. Despite our higher operating cash flow, the profit was lower than in 2003, due to the high appreciation of the Australian dollar against the US dollar, increased DD&A, plus the expensing of two dry holes in China.

Petsec's main USA production from the Gulf of Mexico came from the West Cameron 343/352 leases, output being boosted in the second half of the year by our newly developed gas field at Vermilion 258.

Vermilion will be the main driver of our production in 2005.

Gas prices received of US$5.77 per Mcfe were similar to the previous year which meant operating cash flow rose broadly in line with the increase in production.

Cash operating margins remained strong at 79% delivering US$4.53 per Mcfe for the year.

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A total of US$31.8 million (A$43.4 million) was invested in the year in the development of the Vermilion 258 gas field, the drilling of six wells in the USA and China, the acquisition of 120 square miles of exploration interests, also in the USA, and pre-feasibility studies on the 12-8 East and West oil fields in China.

The successful development of the Vermilion 258 gas field commanded most of our resources in 2004. Two discovery wells were drilled in December 2003 and January 2004 respectively. A used platform was acquired and construction of facilities was commenced in January. Platform, production facilities and the sales pipeline were completed in June and first production began in July 2004.

That's a period of just six months from discovery to production - in 130 feet of water and 70 miles offshore - and is further evidence of our ability to bring discoveries to production and sales in these areas, over a short period of time.

A further two wells were drilled in October to accelerate Vermilion production. One well came on stream in November the other not until May 2005. We now have four wells currently producing a total of 23 million cubic feet of gas a day, net of royalties.

While we drilled only one exploration well in the USA during 2004, we were very active in acquiring extensive areas of prospective acreage that would provide for our drilling programmes over the next three years.

In all, Petsec acquired some 120 square miles of exploration interests both offshore and onshore Gulf of Mexico. This included three offshore leases at Main Pass 19 and Vermilion 244 and 259, adjacent to our Vermilion 258 gas field, and 96 square miles of onshore Louisiana exploration interests at Price Lake and Moonshine.

We were also the high bidder on an additional two offshore leases adjacent to the Main Pass 19 lease at the OCS March 2005 lease sale.

These new exploration interests assembled during 2004 have already paid dividends for Petsec. Just last month we commenced a three-well drilling programme on one of those newly-acquired leases - Main Pass 19 - to test targets containing a net mapped potential of 12-15 Bcfe.

So, I am very pleased to report that last week the first of those wells intersected seven gas bearing sands over a net pay interval of 115 feet. The well has been cased for future production and drilling of the second well has begun, and this well should reach target depth over this coming weekend.

In anticipation of success from these new leases, we have acquired a second-hand platform and jacket so as to bring any commercial discovery into production within four to five months - as we did with the Vermilion success.

In China, Petsec was involved in the drilling of three wells in Block 22/12 in the Beibu Gulf, China, in April/May of last year - one exploration well and two appraisal wells. The exploration well had a large potential target and displayed extensive residual oil but unfortunately no seal. This well was plugged and abandoned as was one of the appraisal wells. The 12-8-3 well, however, was successful, appraising the earlier 12-8-East oil discovery and demonstrating some 160 million barrels of highly viscous oil in place. A pre-feasibility study, in collaboration with China National Offshore Oil Company, determined that 10-15 million barrels of oil could be recovered but at a high initial capital cost.


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Petsec and its joint venture partners in the China prospect decided to proceed with a feasibility study on the 12-8-West field, which has better oil quality and where it is expected 10 million barrels of oil could be recovered - of which your Company's share would be 1.25 million barrels. This study is nearing completion and if successful could see development of the field in 2006 and oil production in 2007.

Our 2005 exploration programme also includes an exploration well for China to test a 10 million barrel target just south of the joint venture's discovery made in 2002 at 6-12-1.

Petsec's total 2005 exploration and development budget has been set at US$25 million. This budget accommodates the drilling and development of six wells in the USA at Price Lake and Main Pass 19 to test some 15 Bcfe of gas net, and the shooting of a 94 square mile 3D seismic survey over the Moonshine leases.

Funding of this expanded exploration and development programme is expected to be met from cash flow derived from the estimated 7 Bcfe of production during 2005 from our existing West Cameron and Vermilion gas fields.

Gas prices in the USA remain firm. Currently the 12 month forward price exceeds US$6.50 per Mcf and we have hedged over 50% of our remaining forecast production for the year at a price close to US$7 per Mcf.

Three wells of the six wells budgeted for have already been drilled in the USA this year - last month's successful well on Main Pass 19 and two wells onshore Louisiana at Price Lake.

The Price Lake wells discovered small amounts of gas but failed to realise their high potential primary targets. While both wells were completed for production, as announced in our March quarter report, poor performance led us to make a provision for the entire amount expended on these wells, US$7.6 million.

While that was very disappointing, the main thrust of this year's exploration is the drilling of Main Pass 19 where we have already had commercial success, along with the acquisition and analysis of 3D seismic over the newly acquired Moonshine Project.

The Moonshine Project area of 94 square miles is important to Petsec. It is a substantial area, the equivalent to 12 offshore blocks, is in an area of large oil and gas discoveries and most importantly, has not previously been surveyed with 3D seismic. We anticipate that our seismic activity in the area will provide a number of drilling opportunities that we expect to pursue in 2006.

Your Board is enthusiastic about this year's programme and confident of Petsec Energy's growth continuing in 2005 - building on the achievements of recent years.

In the three years since the Company recommenced operations in the Gulf of Mexico, we have discovered some 40 Bcfe of gas from the drilling of 17 wells, of which 15 have been successful.

We have also built an exploration inventory of 100 square miles offshore Louisiana, 96 square miles onshore Louisiana and 175 square miles offshore China and generated free cash flow of over US$45 million in the two years of production - all from an initial investment of US$13 million.



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Your Company has established a solid base for further growth and we look forward with anticipation to ongoing success in 2005 and beyond.

In closing, on behalf of my co-Directors, I extend our appreciation to our loyal staff for their continuing stellar performance and to our shareholders for their continuing support.

Thank you Ladies and Gentlemen.




--------------------------------
T N Fern
Chairman

For further information contact:
Terry Fern:  612 9247 4605






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Petsec Energy Ltd


Date:  May 24, 2005                                By: /s/ Craig Jones









                                                   Craig H. Jones
                                                   Group Manager - Corporate